Exhibit 99.1
SUZANO S.A.
Publicly Held Company
CNPJ/MF No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING HELD ON JANUARY 29, 2026
1.Date, Time, and Venue: On January 29, 2026, at 11a.m., its Board of Directors (“Board”) at Suzano S.A. (“Company”) met through the Company’s videoconferencing system.

2.Attendance: The following Directors of the Company attended the Meeting, representing their entirety: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll, Maria Priscila Rodini Vansetti Machado, Paulo Rogerio Caffarelli, Paulo Sergio Kakinoff, Rodrigo Calvo Galindo and Walter Schalka. Also attended the meeting, as guests, Mr. João Alberto de Abreu, President of the Company, Mr. Marcos Moreno Chagas Assumpção, Executive Vice-President of Finance and Investor Relations and Mr. João Vitor Zocca Moreira, as Secretary of the meeting.

3.Call: The meeting has been timely convened under article 13 of the Company’s Bylaws and clause 6.1 of the Board’s Internal Regulations.

4.Board Composition: the meeting was chaired by Mr. David Feffer and Mr. João Vitor Zocca Moreira acted as secretary.
5.Agenda: Renewal of the Revolving Credit Facility - RCF.

6.Minutes in Summary Form: The Directors approved unanimously and without reservations the drawing up of these minutes in summary form.

7.Presentation, discussions on the agenda, and resolutions:

7.1.The Directors, with a favorable opinion from the Management and Finance Committee, unanimously and without reservations, approved (i) the contracting, by Suzano International Finance B.V. (“SLOA”), a wholly-owned subsidiary of the Company (or by any other subsidiary of the Company, at the discretion of the Executive Board), of a revolving credit facility abroad with certain financial institutions, in an amount of up to US$ 1,800,000,000.00 (one billion eight hundred million United States dollars), with an initial term of five (5) years, which may be extended twice, for an additional one (1) year per extension request (“RCF”), as well as the execution of all related documents necessary to implement the RCF, including, without limitation, the Export Prepayment Revolving Credit Facility Agreement; (ii) the granting, by the Company, of a guarantee for the full and timely payment of all obligations assumed by SLOA under the RCF; and (iii) the delegation

(Continuation of the Minutes of the Board of Directors Meeting of Suzano S.A., held on January 29, 2026)
Exhibit 99.1

of powers to the Company’s Vice-Presidency to enter into derivative transactions related to the RCF, exclusively for hedging or protection purposes and which do not allow for risk leverage. Finally, they authorized the Company’s Vice-Presidency to execute the applicable instruments and take all actions necessary or convenient to carry out the above resolutions. Once the approval was concluded, the matter was closed as the agenda.

8.Closing: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drawn up, read, and shall be signed electronically by all Directors in attendance, and such signatures shall have retroactive effect to the date of the meeting. It is recorded that the documents and submissions that supported the matters discussed in this meeting have been filed with the Governance Platform. Signatures: Members of the Board of Directors: David Feffer (Chairman of the Board of Directors), Daniel Feffer (Vice-Chairman of the Board of Directors), Nildemar Secches (Vice-Chairman of the Board of Directors), Gabriela Feffer Moll (Board Member), Maria Priscila Rodini Vansetti Machado (Board Member), Paulo Rogerio Caffarelli (Board Member), Paulo Sergio Kakinoff (Board Member), Rodrigo Calvo Galindo (Board Member) and Walter Schalka (Board Member). This is a true copy of the original minutes drawn up in the Company’s records.
São Paulo, SP, January 29, 2026.

João Vitor Zocca Moreira
Secretary

2